EXHIBIT 21.1
SUBSIDIARIES OF CMP SUSQUEHANNA RADIO HOLDINGS CORP.

Exact Name of Registrant as	State of Incorporation
Specified in its Charter	or Organization
CMP Susquehanna Corp.	Delaware
CMP KC Corp.	Delaware
CMP Houston-KC, LLC	Delaware
Susquehanna Pfaltzgraff Co.	Delaware
Susquehanna Media Co.	Delaware
Susquehanna Radio Corp.	Pennsylvania
Radio Metroplex, Inc.	Nevada
KLIF Broadcasting, Inc.	Nevada
KPLX Lico, Inc.	Nevada
KLIF Lico, Inc.	Nevada